UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

John Hancock Asset-Based Lending Fund

(Name of Issuer)

Class I Shares of Beneficial Ownership

(Title of Class of Securities)

478025109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 478025109

1.	NAME OF REPORTING PERSON Marathon Asset Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,535,449.59
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,535,449.59
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,449.59
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.4%
12.	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

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CUSIP No. 478025109

SCHEDULE 13G

Item 1(a). Name of Issuer

John Hancock Asset-Based Lending Fund (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

200 Berkeley Street, Boston, MA 02116

Item 2(a). Name of Person Filing

Marathon Asset Management, L.P. (the “Reporting Person”)

Item 2(b). Address of Principal Business Office

One Bryant Park, 38th Floor, New York, NY 10036

Item 2(c). Citizenship

Delaware

Item 2(d). Title of Class of Securities

Class I Shares of Beneficial Ownership (the “Class I Shares”)

Item 2(e). CUSIP Number

478025109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP No. 478025109

Item 4. Ownership

As reported in the cover pages to this report, the ownership information with respect to the Reporting Person is as follows:

(a) Amount Beneficially Owned: 2,535,449.59*

(b) Percent of Class: 45.4%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,535,449.59*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,535,449.59*

(iv) Shared power to dispose or to direct the disposition of: 0

*As of December 31, 2023, the Reporting Person may be deemed to beneficially own an aggregate of 2,535,449.59 Class I Shares. Ownership percentages are based on 5,585,388 Class I Shares issued and outstanding as of October 31, 2023 based on information reported in the Issuer’s Rule 485(b) Post-Effective Amendment on Form 486BPOS, filed with the Securities and Exchange Commission on February 23, 2024.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 478025109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 13, 2024

MARATHON ASSET MANAGEMENT, L.P.

By:	/s/ Jamie Raboy
Name:	Jamie Raboy
Title:	Authorized Signatory

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